ADCARE HEALTH SYSTEMS, INC.

1145 Hembree Road

Roswell, Georgia  30076

December 5, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:  Mr. Larry Spirgel

Re:                             AdCare Health Systems, Inc.

Form 10-K for the fiscal year ended December 31, 2011

Filed March 19, 2012

Form 10-Q for the quarterly period ended September 30, 2012

Filed November 13, 2012

File No. 001-33135

Ladies and Gentlemen:

On behalf of AdCare Health Systems, Inc. (the “Company”), the undersigned hereby responds to the comments (the “Comments”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to Mr. Boyd Gentry, dated November 30, 2012.  For the convenience of the Staff, the Company has restated in this letter each of the Comments and numbered each of the responses to correspond to the numbers of the Comments.

Form 10-K for the fiscal year ended December 31, 2011

Note 19 - Variable Interest Entities, page 88

1.                                      Tell us in detail how you concluded that you have the power to direct the activities of Riverchase (the “VIE”) that most significantly impact Riverchase’s economic performance. Refer to ASC 810-10-25-38A. Tell us in detail of the main terms of the management agreement you entered into to operate Riverchase. Tell us of Mr. Brogdon’s rights to participate in the profits and losses of Riverchase. Tell us of the business rationale for assigning after formation, 100% of the membership interests of Riverchase to Mr. Brogdon.

In 2010, the Company organized a wholly-owned subsidiary, Riverchase Village ADK, LLC (“Riverchase”), for the purpose of acquiring a senior living facility located in Hoover, Alabama known as The Park at Riverchase (the “Riverchase Facility”).  After the organization of Riverchase and prior to its acquisition of the Riverchase Facility, the

Company assigned 100% of the membership interests of Riverchase (the “Riverchase Membership Interests”) to Mr. Brogdon, a significant shareholder, director and officer of the Company (the “Assignment”).  Upon the Assignment, Mr. Brogdon became the sole member of Riverchase and, accordingly, participates in 100% of its profits and losses.

In connection with the Assignment: (i) Hearth & Home of Ohio, Inc., a wholly owned subsidiary of the Company (“Hearth & Home”), entered into an option agreement with Mr. Brogdon whereby Hearth & Home has the right to acquire the Riverchase Membership Interests from Mr. Brogdon for a purchase price of $100,000 (the “Option Agreement”); and (ii) AdCare Management Company, Inc., a wholly owned subsidiary of the Company (“AdCare Management”), entered into a management agreement with Riverchase (the “Riverchase Management Agreement”) pursuant to which AdCare Management supervises the management of the Riverchase Facility (as described in more detail below).  The Company made the Assignment because it determined that had it acquired the Riverchase Facility, then it would have been required to file with the Commission audited financial statements of the Riverchase Facility as required by Form 8-K and Regulation S-X and these financial statements were not available because the Riverchase Facility was in foreclosure and the financial information for such statements could not have been provided. The Assignment, coupled with the Option Agreement, provided (and continues to provide) the Company with the right to acquire the Riverchase Facility in the future.

Pursuant to the Riverchase Management Agreement, AdCare Management supervises the management of the Riverchase Facility, including, without limitation, its staffing, accounting, billing, collections, setting of rates and charges and general administration, for a monthly management fee equal to 5% of the monthly gross revenues of the Riverchase Facility (the “Riverchase Management Fee”).  Under the Riverchase Management Agreement, AdCare Management’s responsibilities specifically include:

•                  Hiring of employees at wage and salary rates approved from time to time by Riverchase;

•                  Termination of employees at AdCare Management’s discretion;

•                  Recommending and instituting, subject to approval of Riverchase, appropriate employee benefits;

•                  Designing and maintaining accounting, billing, patient and collection records, preparing and filing insurance claims, and any and all other necessary or desirable reports and claims related to revenue production;

•                  Supervising and conducting a program of regular maintenance and repair of the Riverchase Facility, except that physical improvements costing more than $5,000 shall be subject to the prior approval of Riverchase;

•                  Purchasing supplies, drugs, solutions and other items required to operate the Riverchase Facility, except that purchases costing more than $5,000 shall be subject to the prior approval of Riverchase;

•                  Supervising and providing for the operation of food service to the Riverchase Facility;

•                  Providing for the orderly payment of accounts payable, employee payroll, taxes and insurance premiums;

•                  Instituting standards and procedures for admitting patients, for charging patients for services and for collection of charges from patients and third parties;

•                  Making periodic evaluation of the performance of all departments of the Riverchase Facility; and

•                  Establishing and maintaining books of accounts.

The Riverchase Management Agreement terminates on May 31, 2015; provided, however, that: (i) after the end of the third year of the Riverchase Management Agreement, it may be earlier terminated by Riverchase upon 60 days written notice to AdCare Management; and (ii) AdCare Management may terminate the Riverchase Management Agreement at any time upon 60 days written notice to Riverchase.

Payment of the Riverchase Management Fee to AdCare Management is fully subordinated to the prior payment, as and when due, of all: (a) debt service (principal, interest and premium, if any) on the Series 2010A and Series 2010B Bonds (the “Series 2010 Bonds”) issued by The Medical Clinic Board of The City of Hoover, the proceeds of which funded Riverchase’s acquisition of the Riverchase Facility; and (b) all other sums that Riverchase may, at any time, be required to pay for deposit into any fund or account established under the Trust Indenture pursuant to which the Series 2010 Bonds were issued.

In accordance with ASC 810-10-25-38A, the Company initially assessed, and continues to assess, whether it has the power to direct the activities of Riverchase that most significantly impact its economic performance.  In conducting these assessments, the Company considered the following:

•                  Pursuant to the Riverchase Management Agreement, AdCare Management is responsible for all aspects of operations of the Riverchase Facility.

•                  The Company has guaranteed Riverchase’s repayment of the Series 2010 Bonds (the “Guaranty”).

•                  Pursuant to the Option Agreement, Hearth & Home may acquire the Riverchase Membership Interests from Mr. Brogdon for a purchase price of $100,000.

•                  As required under ASC 810-10-25-38A, the Company evaluated the involvement in Riverchase of parties related to the Company.  Mr. Brogdon, a significant shareholder, director and officer of the Company, is also the manager and sole member of Riverchase.  As a result of Mr. Brogdon’s relationship to the Company and Mr. Brogdon’s relationship to Riverchase, the Company believes Mr. Brogdon is a related party with respect to the Company’s arrangements (including, without limitation, the Riverchase Management Agreement, the Option Agreement and the Guaranty) regarding Riverchase.

Based on the foregoing considerations, in particular the Riverchase Management Agreement and the related party relationship with respect to Mr. Brogdon, the Company concluded that it has the power to direct the activities of Riverchase that most significantly impact its economic performance.

2.                                      Tell us whether the five skilled nursing facilities in Oklahoma are legal entities. Tell us in detail how you concluded that you have the power to direct the activities of the VIEs that most significantly impact their economic performance. Refer to ASC 810-10-25-38A. Tell us of the rights of Mr. Brogdon, through the entities that he controls, to participate in the profits and losses of the five skilled nursing facilities.

The five skilled nursing facilities located in Oklahoma (collectively, the “Oklahoma Facilities”) are each owned by a separate legal entity (each, an “Oklahoma Facility Owner” and, collectively, the “Oklahoma Facility Owners”). Mr. Brogdon is the sole manager of each Oklahoma Facility Owner, and Mr. Brogdon’s wife indirectly owns 46% of each Oklahoma Facility Owner and participates in 46% of the profits and losses of each Oklahoma Facility Owner.

Prior to Mr. Brogdon joining the Company as an officer and director, the Oklahoma Facility Owners (or affiliated entities) had entered into an agreement to purchase the Oklahoma Facilities and subsequently were approved by the Oklahoma Department of Health and Human Services (“OKDHS”) to acquire and operate the Oklahoma Facilities. After Mr. Brogdon joined the Company as an officer and director, it was the Company’s intention to acquire from the Oklahoma Facility Owners the rights to purchase and operate the Oklahoma Facilities prior to their acquisition by such owners.  Due to the timing of the OKDHS approval process and pressure from the seller of the Oklahoma Facilities to close the transaction quickly, the Company was not able to acquire such rights in a timely fashion and, consequently, the Oklahoma Facility Owners acquired the Oklahoma Facilities and financed 100% of the purchase price thereof.  To date, the Oklahoma Facility Owners have not provided any capital to support the operations of the Oklahoma Facilities.

In connection with the acquisition of the Oklahoma Facilities by the Oklahoma Facility Owners, AdCare Oklahoma Management, LLC, a wholly owned subsidiary of the Company (“AdCare Oklahoma”), entered into a management agreement with the Oklahoma Facility Owners to supervise the management of the Oklahoma Facilities for a monthly management fee equal to 5% of monthly gross revenues of the Oklahoma Facilities (the “Oklahoma Management Fee”).  Pursuant to the Oklahoma Management Agreement, AdCare Oklahoma supervises the management of the Oklahoma Facilities, including, without limitation, their staffing, accounting, billing, collections, setting of rates and charges and general administration.  The specific responsibilities of AdCare Oklahoma under the Oklahoma Management Agreement are substantially similar to the specific responsibilities of AdCare Management under the Riverchase Management Agreement (which are summarized in this letter in response to Comment 1 above).

Due to the debt service requirements of, and lack of sufficient cash flow generated by, the Oklahoma Facilities, the Company has accrued for but has not received Oklahoma Management Fees totaling approximately $440,000.  Revenue from the Oklahoma Management Fees is eliminated in the Company’s financial statements in consolidation.

Since the Oklahoma Facility Owners acquired the Oklahoma Facilities and through September 30, 2012, the Company has from time to time considered and discussed the Company’s intent to acquire the Oklahoma Facilities and to negotiate an option agreement in connection therewith.

In accordance with ASC 810-10-25-38A, the Company initially assessed, and continues to assess, whether it has the power to direct the activities of the Oklahoma Facility Owners that most significantly impact their economic performance.  In conducting these assessments, the Company considered the following:

•                  Pursuant to the Oklahoma Management Agreement, the Company is responsible for all aspects of operations of the Oklahoma Facilities.

•                  As disclosed in the footnotes to the Company’s audited financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2011 (the “Annual Report”), the Company and the Oklahoma Facility Owners had the intention to negotiate an option agreement to provide the Company with the exclusive right to acquire the Oklahoma Facilities in the future.  To date, such agreement has not been executed but such intention is periodically reevaluated by the Company and the Oklahoma Facility Owners from time to time.

•                  As required under ASC 810-10-25-38A, the Company evaluated the involvement with the Oklahoma Facility Owners of parties related to the Company.  Mr. Brogdon, a significant shareholder, director and officer of the Company, is also the manager of each Oklahoma Facility Owner and Mr. Brogdon’s wife indirectly owns 46% of each Oklahoma Facility Owner.  As a result of Mr. Brogdon’s relationship to the Company and Mr. Brogdon’s relationship to the Oklahoma Facility Owners, the Company believes Mr. Brogdon is a related party with respect to the Company’s arrangements (including, without limitation, the Oklahoma Management Agreement and the intention of the Company and the Oklahoma Facility Owners to negotiate an option agreement for the Company to acquire the Oklahoma Facilities) regarding the Oklahoma Facility Owners.

Based on the foregoing considerations, in particular the Oklahoma Management Agreement and the related party relationship with respect to Mr. Brogdon, the Company concluded that it has the power to direct the activities of the Oklahoma Facility Owners that most significantly impact their economic performance.

3.                                      Tell us in detail why you believe that since Mr. Brogdon is the managing member of each of the entities, a significant shareholder and executive officer of the Company, the potential ability exists to influence the Company to reimburse the owners of the facilities for any losses. Tell us in more detail why you believe that for this reason you should be considered the primary beneficiary of the five skilled nursing facilities.

In assessing whether the Company is the primary beneficiary of the Oklahoma Facility Owners, the Company considered whether it holds both explicit and implicit variable interests in the Oklahoma Facility Owners.  Under the Variable Interest Model described in ASC 810-10-25-44, a reporting entity that holds an implicit variable interest in a variable interest entity (a “VIE”) and is a related party to other variable interest holders shall apply the guidance in ASC 810-10-25-44 to determine whether it is the primary beneficiary of the VIE.  Pursuant to ASC 810-10-25-44, an assessment must be made to evaluate whether the aggregate variable interests held by the reporting entity (both implicit and explicit variable interests) and its related parties would, if held by a single party, identify that party as the primary beneficiary.  Then, the party within the related party group that is most closely associated with the VIE is the primary beneficiary.

Based on the considerations described in this letter in response to Comment 2 above, the Company believes that, as long as it is the intent of the Company and the

Oklahoma Facility Owners to enter into an arrangement whereby the Company will acquire the Oklahoma Facilities, there is an implicit variable interest because there is a possibility that the Company will be required to reimburse the Oklahoma Facility Owners for any losses with respect to the Oklahoma Facilities if such reimbursement is necessary to facilitate the acquisition which the Company and the Oklahoma Facility Owners intend to effect.

This potential implicit variable interest was one of many factors the Company evaluated in ultimately concluding that it is the primary beneficiary of the Oklahoma Facility Owners.  In determining that the Company is the primary beneficiary of the Oklahoma Facility Owners, the Company also considered that, under the related party provisions of the Variable Interest Model described in ASC 810-10-25-44, if a reporting entity concludes that neither it nor one of its related parties has the characteristics in paragraph 810-10-25-38A (i.e., power and benefits) but, as a group, the reporting entity and its related parties have those characteristics, then the party within the related party group that is most closely associated with the VIE is the primary beneficiary. The Company considered the following factors relevant to the provisions of the Variable Interest Model described in ASC 810-10-25-44:

a.                                      The existence of a principal-agency relationship between parties within the related party group

As of August 2011 and through September 30, 2012, the intention of the Company and the Oklahoma Facility Owners has been that the Company would acquire the Oklahoma Facilities in the future.  As between the Company and the Oklahoma Facility Owners, the Company has in substance operated as the principal in such relationship due to the Oklahoma Management Agreement.

b.                                      The relationship and significance of the activities of the VIE to the various parties within the related party group

The Company determined that the relationship and significance of the activities of the Oklahoma Facilities were more weighted toward the Company than the Oklahoma Facility Owners.  This conclusion was reached principally because Company personnel (instead of personnel of the Oklahoma Facility Owners) are actively involved in managing the operations of the Oklahoma Facilities, and the intent of the parties has been for the Company to acquire the Oklahoma Facilities from the Oklahoma Facility Owners.

c.                                       A party’s exposure to the variability associated with the anticipated economic performance of the VIE

With regard to the exposure of the Company and the Oklahoma Facility Owners to the variability associated with the anticipated economic performance of the Oklahoma Facilities, the primary performance metric is operating results. Given the Company’s interest in 5% of the gross revenues of the Oklahoma Facilities and the Oklahoma Facility Owners’ interest in the net income or loss of the Oklahoma Facilities, the variability to both parties is principally tied to resident census and Medicare and Medicaid rates (revenues).  The Company’s analysis is that there is more exposure to the Oklahoma Facility Owners than there is to the Company; however, there has been sufficient variability associated with the anticipated economic performance of the Oklahoma Facility Owners that the Company’s exposure has resulted in the Company forgoing collection of the Oklahoma Management Fees to date.

d.                                      The design of the VIE

With respect to the design of the VIE, it is noted that the overall design of the arrangement between the Company and the Oklahoma Facility Owners (whereby the Company is functioning as the manager responsible for all aspects of such arrangement), coupled with the intent of the Company and the Oklahoma Facility Owners for the Company to acquire the Oklahoma Facilities, supports the conclusion that, by design of the overall arrangement, the Company is the primary beneficiary.

As stated in ASC 810-10-25-44, the determination of which party within the related party group is most closely associated with the VIE requires judgment and shall be based on an analysis of all relevant facts and circumstances, including the four factors above.  Based on this analysis, the Company believes that the Company is most closely associated with the Oklahoma Facility Owners as of August 2011 and through the last reporting period ended September 30, 2012.

Form 10-Q for the quarterly period ended September 30, 2012

Note 8 - Notes payable, page 11

4.                                      We note in the first paragraph of page 13 that on June 15, 2012, the maturity date of the loan agreement was amended to reflect a maturity date of March 13, 2013. In this regard, tell us in detail how you concluded that you have the ability to re-finance the loan later this year with long-term financing.

The Company’s loan agreement with The PrivateBank and Trust Company (“PrivateBank”) was amended at the Company’s request to modify the maturity date from March 30, 2017 to March 13, 2013 in order to facilitate a potential refinancing transaction through the U.S. Small Business Administration (“SBA”).  In a letter from PrivateBank to the Company dated August 2, 2012, PrivateBank informed the Company that, if the existing loan is not refinanced through the SBA 504 programs, it would be the intent of Private Bank to restructure the existing credit facility and reinstate the March 30, 2017 maturity date.

Pursuant to ASC 470-10-45-14, a short-term obligation shall be excluded from current liabilities if the entity intends to refinance the obligation on a long-term basis and the intent to refinance the short-term obligation on a long-term basis is supported by an ability to consummate the refinancing.  The ability may be demonstrated by entering into a financing agreement before the balance sheet is issued or is available to be issued that clearly permits the entity to refinance the short-term obligation on a long-term basis on terms that are readily determinable, and all of the following conditions are met:

•                  The agreement does not expire within one year (or operating cycle) from the date of the entity’s balance sheet and during that period the agreement is not cancelable by the lender or the prospective lender or investor (and obligations incurred under the agreement are not callable during that period) except for violation of a provision with which compliance is objectively determinable or measurable.

•                  No violation of any provision in the financing agreement exists at the balance sheet date and no available information indicates that a violation has occurred thereafter but before the balance sheet is issued or is available to be issued, or, if one exists at the balance sheet date or has occurred thereafter, a waiver has been obtained.

•                  The lender or the prospective lender or investor with which the entity has entered into the financing agreement is expected to be financially capable of honoring the agreement.

As previously noted, PrivateBank has informed the Company in writing that it would be the intent of PrivateBank to restructure the existing credit facility and reinstate the March 30, 2017 maturity date if the existing loan is not refinanced by the SBA.  The PrivateBank letter does not include any other conditions with respect to such restructuring and restatement, has no expiration date and does not state any items that would alter such restructuring and restatement.  Furthermore, there is no violation of the existing loan agreement at September 30, 2012 or subsequent thereto. Finally, the Company regularly conducts business with PrivateBank and is comfortable that PrivateBank has the financial capability to reinstate the maturity date as indicated in its letter.

Note 9 - Acquisitions, page 14

5.                                      With regard to the three acquisitions described in this note, tell us what you mean by “the company obtained effective control.”

With respect to the three acquisitions discussed in Note 9 to the Company’s audited financial statements included in the Annual Report, in stating that “the Company obtained effective control” the Company means that, as of the respective dates indicated, the Company had obtained control (as defined in ASC 805) of the facilities subject to such acquisitions because the Company had: (i) acquired the real property with respect to such facilities; and (ii) become 100% responsible, from a profit and loss perspective, for the operations of such facilities.  In future filings, the Company will use the term “control” rather than “effective control” with respect to its acquisitions.

Liquidity and Capital Resources, page 32

6.                                      We note you are growing your business through acquisitions and other methods of expansion and this growth will require additional financing. We further note your disclosure on page 32 that you believe you will require additional financing to satisfy your financial obligations and implement your expansion strategy. In future filings, please disclose (i) more directly whether you believe your existing cash, cash equivalents, net cash from operations, and sources of liquidity will be sufficient to fund your operations, anticipated capital expenditures, and debt repayment obligations for the next twelve months (with or without additional financing), and (ii) a more detailed discussion of your plans to meet both short-term and long-term liquidity needs (note, we consider long-term to be longer than 12 months). In addition, please also present this disclosure in the Overview section to the MD&A.

In future filings, the Company will disclose (i) more directly whether it believes existing cash, cash equivalents, net cash from operations, and sources of liquidity will be sufficient to fund its operations, anticipated capital expenditures, and debt repayment obligations for the next twelve months (with or without additional financing), and (ii) a more detailed discussion of its plans to meet both short-term and long-term liquidity needs. In addition, the Company will also present this disclosure in the Overview section to the MD&A.

* * *

As requested by the Staff of the Commission, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 (together, the Filings”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters discussed in this letter please contact Lori A. Gelchion, with Rogers & Hardin LLP, counsel the Company, at 404-420-4646.

Very truly yours,

/s/ Martin D. Brew

Martin D. Brew
Chief Financial Officer